Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction	% Ownership
BA Acquisition Corp. (d/b/a Snell Acoustics)	Massachusetts	100%
Boston Acoustics Italia, SpA	Italy	100%
Boston Acoustics Deutschland, GmbH	Germany	100%
Boston Acoustics Asia Pacific, sdn	Malaysia	100%
Boston Acoustics U.K., Ltd	England	51%
Boston International Corp	Delaware	100%
Boston Acoustics Middle East	United Arab Emirates	100%
Boston Acoustics Securities, Inc.	Massachusetts	100%
Boston Acoustics Japan Ltd	Japan	51%